UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

EZchip Semiconductor Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.02 per share
(Title of Class of Securities)

M4146Y108
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M4146Y108

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,169,595
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,169,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. M4146Y108

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,169,595
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,169,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. M4146Y108

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,169,595
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,169,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. M4146Y108

1	NAME OF REPORTING PERSON Paul K. McWilliams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. M4146Y108

1	NAME OF REPORTING PERSON Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. M4146Y108

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,169,595 Ordinary Shares owned directly by Raging Master is approximately $36,859,480, including brokerage commissions.  Such Ordinary Shares were acquired with the working capital of Raging Master.

Raging Master effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The aggregate purchase price of the 4,000 Ordinary Shares owned directly by Paul K. McWilliams is approximately $77,147, including brokerage commissions.  Such Ordinary Shares were acquired with personal funds.

The aggregate purchase price of the 10,000 Ordinary Shares owned directly by Kenneth H. Traub is approximately $243,297, including brokerage commissions.  Such Ordinary Shares were acquired with personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 17, 2015, Raging Capital issued a press release commenting on the Issuer’s recent postponement of the shareholder vote on the Issuer’s proposed sale to Mellanox Technologies, Ltd. The press release is attached as an exhibit hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Ordinary Shares reported owned by each person named herein is based upon 29,961,616 Ordinary Shares outstanding as of October 12, 2015, which is the total number of Ordinary Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 13, 2015.

CUSIP NO. M4146Y108

As of the close of business on the date hereof, Raging Master directly owned 2,169,595 Ordinary Shares, constituting approximately 7.2% of the Ordinary Shares outstanding.  By virtue of their relationships with Raging Master discussed in further detail in Item 2, each of Raging Capital and William C. Martin may be deemed to beneficially own the Ordinary Shares directly owned by Raging Master.

As of the close of business on the date hereof, Paul K. McWilliams directly owned 4,000 Ordinary Shares, constituting less than 1% of the Ordinary Shares outstanding.

As of the close of business on the date hereof, Kenneth H. Traub directly owned 10,000 Ordinary Shares, constituting less than 1% of the Ordinary Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)           Raging Master may be deemed to share with Raging Capital and William C. Martin the power to vote and dispose of the Ordinary Shares directly owned by Raging Master.

Paul K. McWilliams has the sole power to vote and dispose of the Ordinary Shares directly owned by him.

Kenneth H. Traub has the sole power to vote and dispose of the Ordinary Shares directly owned by him.

(c)           Schedule B annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D.  All of such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Raging Master has reduced its previously disclosed ownership of exchange-listed put options with an exercise price of $25.00 per Ordinary Share expiring on November 20, 2015 (“November Put Options”).  As a result, Raging Master now owns November Put Options referencing an aggregate of 564,000 Ordinary Shares.  Reference is made to Schedule B annexed hereto for Raging Master’s dispositions of November Put Options.  There have been no other changes to Raging Master’s ownership of derivative securities of the Issuer since the filing of the initial Schedule 13D.

Raging Capital entered into letter agreements with Messrs. McWilliams and Traub formalizing their compensation arrangements.  Copies of these letter agreements are attached as exhibits hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated November 17, 2015.

99.2	Letter Agreement by and between Raging Capital Management, LLC and Paul K. McWilliams, dated November 12, 2015.

99.3	Letter Agreement by and between Raging Capital Management, LLC and Kenneth H. Traub, dated November 12, 2015.

CUSIP NO. M4146Y108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2015	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

/s/ Paul K. McWilliams
Paul K. McWilliams

/s/ Kenneth H. Traub
Kenneth H. Traub

CUSIP NO. M4146Y108

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

RAGING CAPITAL MASTER FUND, LTD.

Ordinary Shares	150,000	23.5801	11/09/2015
November 2015 Put Option ($25 Strike Price)	(2,927)	1.08	11/16/2015
November 2015 Put Option ($25 Strike Price)	(500)	0.35	11/17/2015
November 2015 Put Option ($25 Strike Price)	(1,185)	0.3405	11/18/2015